July 19, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	ACCELERATION OF EFFECTIVENESS REQUEST
Hatteras Alternative Mutual Funds Trust (the “Trust”)
File Nos.: 333-86348 and 811-21079

Ladies and Gentlemen:

On behalf of the undersigned and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of Post-Effective Amendment No. 48 to the Trust’s registration statement on Form N-1A, filed herewith, with respect to its series the Hatteras Long/Short Debt Fund, be accelerated to July 31, 2013 or as soon as practicable thereafter.  If you have any questions, please contact Michael Barolsky of U.S. Bancorp Fund Services, LLC at 414-765-5586 or michael.barolsky@usbank.com.

Very truly yours,

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST

/s/ J. Michael Fields
J. Michael Fields
Secretary

HATTERAS CAPITAL DISTRIBUTORS, LLC,
principal underwriter for Hatteras Alternative Mutual Funds Trust

/s/ J. Michael Fields
J. Michael Fields
Chief Operating Officer